Exhibit 99.1

Lifezone Metals Announces Publication of H1 2023 Financial Results and Shareholder Letter

September 20, 2023

New York (United States) – Lifezone Metals Limited (“Lifezone Metals” or the “Company”) (NYSE: LZM), a modern metals company creating value across the battery metals supply chain from mine to metals production and recycling, announced today that it has published the Company’s first half 2023 financial results in a Form 6-K and an accompanying Shareholder Letter.

Highlights to-date in 2023, as expanded upon in detail in the Shareholder Letter, include:

●	Lifezone Metals’ public listing on the New York Stock Exchange (NYSE) as LZM, creating the first pure-play NYSE publicly traded nickel resource and cleaner technology company

●	Completion of a second investment by BHP of $50 million, enabling continued progress at the Kabanga Nickel (“Kabanga”) project site in North-west Tanzania and on key study areas

●	Progress on Kabanga DFS and resource definition activities, building on years of studies and 621 kilometres of historical resource drilling, and further defining the Kabanga resource as the Company works towards an updated S-K 1300

●	Updated Kabanga metallurgical test work results, which indicate Kabanga nickel concentrate is amenable to processing using Lifezone Metals’ Hydromet Technology, and is integral to the Kabanga-Kahama nickel refinery flow sheet

●	Headway on Kabanga site operations, early works and site access, with simultaneous critical path activities including expanded camp and internal roads upgrades enabling drilling and land surveys

●	Key achievements in the areas of Kabanga external affairs, sustainability and permitting, with a comprehensive program in place comprised of an operating team of 100+ actively focused on community engagement, environment, Corporate Social Responsibility (CSR) and social performance

●	Acquisition of Simulus Laboratories, expanding capabilities for Lifezone Metals’ growth strategy beyond Kabanga

●	Formal commencement of off-take marketing of Kabanga nickel cathode, creating an off-take monetization opportunity for the nickel, copper and cobalt production from Kabanga given the interest in these products from original equipment manufacturers

●	Evolved Hydromet opportunities beyond Kabanga, entering into a Memorandum of Understanding (MoU) with a global platinum group metals (PGM) customer for a commercial scale PGM recycling facility

Keith Liddell, Founder & Chair of Lifezone Metals, said: “We are excited to share our first ever Shareholder Letter. As we are new to the public market, our first instalment of this communication will both introduce Lifezone Metals to those who are new to our story and present a detailed overview on what we believe are the key accomplishments for our Company so far in 2023.”

The documents can be accessed via the links below:

●	Shareholder Letter: https://ir.lifezonemetals.com/Q2-2023-shareholder-letter

●	Financial Results: https://ir.lifezonemetals.com/Q2-2023-financials

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Contacts

Lifezone Metals Natasha Liddell Chief Sustainability & Communications Officer info@lifezonemetals.com	Investor Relations ICR, Inc. +1 (646) 200-8879 LifezoneMetalsIR@icrinc.com

Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com	US Media Enquiries Bronwyn Wallace H+K Strategies +1 (713) 724 3627 Bronwyn.Wallace@hkstrategies.com

About Lifezone Metals

Lifezone Metals (NYSE: LZM) is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Our mission is to provide commercial access to proprietary technology and cleaner metals production through a scalable platform underpinned by our tailored Hydromet Technology. This technology has the potential to be a cleaner and lower cost alternative to smelting, allowing us to responsibly and cost-effectively provide cleaner metals.

By pairing the Kabanga Nickel project in Tanzania, which we believe is one of the largest and highest-grade undeveloped nickel sulphide deposits in the world, with our proprietary Hydromet Technology, we will work to unlock the value of a key new source of supply to global battery metals markets. We have a long-standing partnership with BHP on the Kabanga Nickel project, with BHP having invested USD100 million, as we work to empower Tanzania to achieve full value creation in-country and become the next premier source of nickel.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination between GoGreen Investments Corporation (“GoGreen”) and Lifezone Holdings Limited (“LHL”) that formed Lifezone Metals, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydromet technology (“Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the outcome of any legal proceedings that may be instituted against the Lifezone Metals in connection with the business combination; failure to realize the anticipated benefits of the business combination, including difficulty in integrating the businesses of LHL and GoGreen; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga Project; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

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